April 30, 2013

To:

Pamela Long

Assistant Director

Re:

Pack Fuerte, Inc.

Registration Statement on Form S-1

Filed March 1, 2013

File No. 333-187007

Dear Ms Long:

Thank you for your letter dated March 28, 2013. Regarding your comments, please find in the following pages our responses.

General

1.

Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. In this regard, we note the following:

•

you are a development stage company with no revenues and have received a going concern opinion from your auditor;

•

you issue penny stock;

•

you have nominal assets consisting only of cash;

•

you anticipate that you will need additional funding to implement your business plan, but there appear to be no efforts or current plans for obtaining this funding, and your disclosure focuses only on the amount of funds necessary to remain a reporting company;

•

the registration statement contains very general disclosure related to the nature of your business plan; and

•

Note 2 to your audited financial statements indicates that you may merge with an operating company.

These facts suggest that you are a blank check company and thus the terms of your offering should comply with Rule 419 under the Securities Act of 1933, as amended.

Please revise this registration statement accordingly. Please see Rule 419 and Securities

Act Release No. 6932 (April 13, 1992).

Response:

We anticipate that we will need additional funding to implement your business plan. Accordingly, all our focus at this time is on the success of this offering. We believe that remaining a reporting company could facilitate the process to obtain additional financing if not enough proceeds are obtained by us through this offering; it is our opinion that, being a reporting company, we would have more credibility.

We have also extended our business plan and deleted the indication on note 2 about merging with an operating company. We have disclosed, on page 3:

Pack Fuerte, inc. is not a Blank Check company. We have no plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

2.

 Please provide the disclosure required by Item 102 of Regulation S-K regarding the properties owned or leased by the Company, including the principal executive offices.

Response:

We have included the following sentence, on page 6:

“The Company does not own or rent any property. Or business office space is provided by our president at no charge.”

3.

Throughout your prospectus you refer to a "commitment" by Mr. Sriphanorm to lend funds to the Company up to $15,000 over the coming year. Please clarify, in every instance in which this "commitment" is discussed, that there are no binding agreements regarding this commitment and that there is no guarantee Mr. Sriphanorm will lend the Company any funds.

Response:

We have revised the above mentioned statements on pages 7, 19, 43 and 47 to include the following statement:

“…There are no binding agreements regarding this commitment and there is no guarantee Mr. Sriphanorm will lend the Company any funds.”

Dealer Prospectus Delivery Obligation, page 5

4.

 Please note that per Item 502(b) of Regulation S-K, this section should be on the outside back cover page of the prospectus.

Response:

We have moved this section to page 2.

Prospectus Summary, page 6

5.

Please revise to include the complete mailing address and telephone number of your principal executive offices on either the cover page of your prospectus or in the summary section of your prospectus. Please see Item 503 of Regulation S-K.

Response:

We have included the following, on page 6:

“Our business office is located at 99 Village no. 12, Khok Kruad Sub-District, Mueang Nakhon Ratchasima District Nakhon Ratchasima Province, 30280 Thailand; our telephone number is (702)331-8633 and our fax number is (702) 446-8233. Our United States and registered statutory office is located at 2360 Corporate Circle, Suite 400, Henderson, Nevada, 89074, telephone number (702) 866-2500.”

General Information About Pack Fuerte, Inc., page 6

6.

We note your statement that " [you] plan on generating revenue towards licensing with [y]our concept for Pack Fuerte products for luggage manufacturing companies, after we successfully develop our prototype(s)," in this section and again on pages 26 and 27. Please revise to clarify the meaning of this disclosure. For example, if you intend to generate revenues by licensing your intellectual property to luggage manufacturing companies after you successfully develop prototypes, as suggested on page 8, please disclose this in a clear manner.

Response:

We have revised our disclosures on pages 5, 26 and 27 to state that: “We plan on generating revenues by licensing our intellectual property for Pack Fuerte products for luggage manufacturing companies, after we successfully develop our prototype(s).”

Being an Emerging Growth Company, page 8

7.

We note your disclosure on page 8 that you are exempt from say on pay, say on frequency and say on golden parachute payments under Section 14A(e) of the Exchange Act. However, the disclosure that appears on page 10, that you may be entitled to exemptions under Section 14(a) and (b) of the Securities Exchange Act of 1934, appears to be in error. In this regard, we note disclosure elsewhere that you intend to register the common stock under the Securities Exchange Act. Please advise or revise.

Response:

We have removed the exemptions under Section 14(a) and (b) of the Securities Exchange Act of 1934 from page 9 and we have included the following in the same page:

“The Company intends to file, in a period up to 90 days after the termination of this offering, a Form 8A making the Company a mandatory reporting issuer under the Securities and Exchange Act of 1934 as Amended.”

The Offering, page 10

8.

Please disclose how the Company will announce an extension of the offering for an additional 90 days, if it chooses to do so.

Response:

We have revised the page 3; the table on page 10 and the page 21, to state that:

We intend to file an amended S-1 to announce the 90 days extension, if that is the case.

Risk Factors, page 12

9.

Please include a discussion of the risks that investors face if less than 25% of the shares offered in this registration statement are sold. In this regard, we note disclosure that you believe you will need proceeds from the sale of at least 25 % of the shares offered in order to implement your plan of operation and file SEC reports.

Response:

We have added the following risk factor starting on page 11:

If less than 25% of the shares offered in this registration statement are sold, we will need further investments in order to develop our business

We believe we will need proceeds from the sale of at least 25 % of the shares offered in order to implement your plan of operation and file SEC reports. If less than 25% of the shares offered in this registration statement are sold, we will need further funding in order to develop our business.

There are no guarantees that we will be able to sell enough shares or that we will find other source of funding for our operations. Investors are at risk of losing all their investment.

Risks Related to this Offering, page 13

10.

Please include a discussion of the risks surrounding Mr. Sriphanorm 's ability, as the company's sole employee in this self-underwritten offering, to market and consummate sales of the securities offered, in light of his location in Khok Kruat, the limited amount of time available to administer this offering, and if true, his lack of experience in raising funds in a public offering.

Response:

We have added the following risk factor on page 12:

This is a self-underwritten offering and our sole employee has limited time available and no prior experience in raising funds in a public offering

Mr. Sriphanorm, our sole officer and director, lives in Thailand and currently devotes about 10 hours per week to Pack Fuerte, Inc. He is prepared to devote more time to our operations as may be required, but there are no guarantees he will be able to. Also, he has no proven ability to market and consummate sales of the securities offered herein, as he had no prior experience in raising funds in a public offering.

11.

Please include a discussion of how the lack of cumulative voting rights concentrates power in the hands of a majority shareholder under the heading "Since our company's sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests."

Response:

We have added, on page 13, the following as the first paragraph in the risk factor mentioned above:

The lack of cumulative voting rights concentrates power in the hands of a majority shareholder and in conjunction with Nevada's control share law and business combination law, it may prevent transactions that are in the best interests of investors.

12.

Please include a discussion of the risk that the lack of cumulative voting rights, in conjunction with Nevada's control share law and business combination law, may prevent transactions that are in the best interests of investors. This may be combined with the discussion called for in comment 11 above.

Response:

We have combined the response for this comment with the response to comment 11.

Risks Associated with Management and Control Persons, page 15

13. Under an appropriate subheading in this section, please include a discussion of the risks posed by Mr. Sriphanorm ' s lack of experience as an executive officer, as the head of a public company or any company, as a director, or in the luggage or safe industries.

Response:

We have added the following risk factor on page 15:

Our sole officer and director has no prior experience managing our line of Business or as the head of any company

Mr. Sriphanorm, our sole officer and director has no prior experience as an executive officer, as the head of a public company or any company, as a director, or in the luggage or safe industries. His inexperience may affect our Business negatively.

Our Company may not be able to establish and maintain disclosure controls, procedures and internal control over financial reporting, page 16

14.

The possibility that enforcing American legal rights against Mr. Sriphanorm may be difficult due to his residence in Khok Kruat appears to be distinct from risks related to disclosure and internal controls. Please place the second paragraph under this heading under a separate, appropriately titled heading.

Response:

We have separated the second paragraph of the above mentioned risk factor and added a new heading on page 15:

Because our sole officer and director resides abroad, shareholders may have difficulties enforcing their legal rights under United States securities laws

Since our sole officer and director resides in Nakhon Ratchasima,Thailand, shareholders may have difficulties enforcing their legal rights under United States securities laws. Therefore, if any event which would request his personal presence in the United States, including judgment or legal matters concerning him for instance, it may be difficult to get him at the needed time. This may lead to delays, unforeseen situations and lack of investors’ trust in our sole officer and director. Such matters could have a significant negative effect on the success of our business. However, Mr. Sriphanorm is willing to adjust his timetable to devote more time to the company’s business and accommodate with travel, if the business requires to.

If we are unable to succeed in marketing, establishing partnerships or develop [sic] our products, we will not be able to achieve profitable operations, and our business may fail, page 17

15. We note your statement, in both the heading and discussion of this risk factor, that failure to enter into partnerships may cause your business to fail. This would seem to imply that you intend to seek out partnerships to enter. However, you state on pages 6 and 26 that you have no plans to partner with another business. Please revise as appropriate.

Response:

We have revised the following risk factor starting on page 16:

If we are unable to succeed in marketing or developing our products, we will not be able to achieve profitable operations, and our business may fail.

If we are unable to succeed in marketing or developing our products, we will be unable to achieve profitable operations. Any time new products are introduced into a market, there is a substantial risk that revenue will not meet expectations or even cover the cost of operations. While we anticipate the ability to attract clients, there is no way to predict the volume that will occur or even if it will be sufficient enough to support our future operations. Numerous factors beyond our control may affect the marketability of our business. These factors include, but are not limited to, consumer demand and emerging competition. The exact effect of these factors cannot be accurately predicted, but it is possible they may result in our not receiving an adequate return on our invested capital.

We have limited experience in marketing products, and we may experience development or manufacturing problems which could increase our losses.

Existing and future laws or regulations can affect our business and we may not have the ability to comply with these laws or regulations, page 17

16.

Please revise this risk factor to better describe the risk that future law and regulation could impact you adversely, given the specific types of activities you plan to engage in. Please also revise the first paragraph under this heading to better identify the "industry" whose growth you are referring to, and revise to clarify the meaning of the final two sentences in this paragraph.

Response:

We have revised the risk factor on page 17:

Existing and future laws or regulations can affect our business and we may not have the ability to comply with these laws or regulations.

Changes to laws and regulations are often unpredictable and out of anyone’s control.  Governments can adopt and enforce new and stricter regulations – which could ultimately vary from state to state and country to country. Our Company could be affected by new regulations towards our line of business. Depending on the regulation, there is a possibility of us having to reformat all of the existing structure of the product at that time.  Without an established business and enough capital to comply with such regulations, we could lose operations as a result.

17.

The second and third paragraphs under this heading appear to address risks unrelated to the effect of laws or regulations on your business. Please revise to present them under appropriately-titled headings.

Response:

We have added new headings for the second and third paragraphs of the above mentioned risk factor on page 17:

Our dependency on third party professionals may be adverse to our results

Our dependence on hiring the appropriate third parties to perform essential services could result in material adverse effects on the company’s potential future operations as well as, with the company’s business including operating results and financial condition. Further, such third party contractors have no fiduciary duty to our shareholders and may not perform these services as expected. The capacity of certain third parties for these services may be limited for economic or other reasons.

We depend on additional capital to implement our Business and generate revenue

The Company is presenting this offering in order to raise capital. The company will fail if funds cannot be raised in this offering or by loans from other interested parties. If we are unable to raise enough funds through this offering, the Company would have to seek additional capital through debt or equity.

Plan of Distribution, page 21

18.

Please revise the second to last paragraph under this heading to clarify what rules and regulations under the Exchange Act you are referring to.

Response:

            We have revised the above mentioned paragraph on page 21:

Our Common Stock is currently considered a "penny stock" under federal securities laws (Securities Exchange Act Section 3a (51(A)) since its market price is below $5.00 per share. Penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers (Penny Stock Reform Act) who sell or recommend such shares to certain investors.

Information with Respect to Registrant, page 26

19.

Your disclosure in the first paragraph under this heading states that on November 26, 2012, Mr. Peralta resigned as sole officer and director of Pack Fuerte, Inc. and Mr. Sriphanorm was appointed sole officer and director. We note that the 11,500,000 shares currently owned by Mr. Sriphanorm were issued to Mr. Peralta. Please disclose the manner in which ownership of the Company was transferred. See Item 101(a)(1), which calls for disclosure of major corporate events.

Response:

We have added the paragraph below on pages 5, 26, 52 and 55:

Initially, Mr. Sriphanorm was expected to become a member of the board. Mr. Peralta was unable to fulfill his fiduciary duties as president and CEO due to personal reasons; therefore, Mr. Sriphanorm purchased the 11,500,000 shares (initially issued to Mr. Peralta) at par value in a private transaction.

Market Opportunity, page 26

20.

Please clarify the second and third paragraphs under this heading. Specifically, please clarify the language in the parenthetical in the second paragraph and substantiate the assertions made in the third paragraph.

Response:

We have revised the above mentioned paragraphs on page 26 and 27:

People who travel may often have visitors in their hotel room or may be traveling with an unreliable companion (eg. friends, minor children, teenagers and/or family members). These people could have access to wallets, passports, or other valuable possessions. Some people can take cash or credit cards from friends/parents wallets without consent and there is always the risk of robbery from the housekeeping while the guest is absent). Tourists are also a target for pick-pocketing.

It is our opinion that our to-be-developed product would substantially increase the security against petty thefts. We also believe that the concept for our security product is innovative and it could be of great interest for the general public because of its security and convenience. For these reasons, our opinion is that it could be excellent for the manufacturer to have our security products installed in their products; therefore, offering a new line of novelty products could increase their sales.

Description of Our Services, page 27

21.

Please clarify your description of your to-be-developed safe. It is unclear how it differs from the standard pieces of luggage with built-in locks that you refer to in the fifth bullet point under this heading. Please also address what distinguishes your product on page 28 under "Competitive Advantages."

Response:

We have added the 2 paragraphs below on pages 27:

Our planned product would differ from the existing pieces of luggage with built in locks, because it would be an independent Safe connected inside the luggage with the option to have it locked even when the luggage is wide open. Because the locks for the luggage and for the Safe would not be interconnected, our product would give the option to use the same or a different code to unlock the safe and the luggage. This feature is especially useful to give some privacy and security to the main user when sharing the luggage with another person.

The main innovative feature would be the opening system on the outside of the luggage that would allow valuables to be inserted, but restricted from being taken out through the outside of the bags.

We have also included the below paragraph on page 29:

Our brochures would have all the specs of our product and a simulated cost of implementation for our clients. Our president would hire someone to develop our brochure and if no funds are available at the time, he would try and develop our brochures himself.

Intellectual Property, page 28

22.

We note that your business proposes to generate revenue through licensing arrangements. However, neither here nor in your Plan of Operation do you discuss measures you will take to protect the intellectual property you propose licensing or account for the costs of acquiring defensible intellectual property rights. Please revise this section thoroughly, or add a discussion under Risk Factors relating to the fact that your source of revenue may be intellectual property, that is not subject to copyright, trademark or patent protection, that you have no plans to secure protections for your intellectual property, and have made no provisions for the costs of securing such protections. In addition, if you plan to include non-disclosure and non-competition provisions in any license agreement that you would enter into, please discuss that here, as well as any limitations or shortcomings of those types of provisions.

Response:

We have included the following statement on page 29:

We plan on using part of our proceeds from our Development phase to secure the intellectual property of our products (see Plan of Operations for more details).

Employees and Employment Agreements, page 29

23.

You state that Mr. Sriphanorm is employed elsewhere. Please disclose, if true, that this is a reference to his being self-employed, as stated on page 45. We also note that Mr. Srinaphanorm "has flexibility to work on Pack Fuerte up to 10 hours per week"; however, the following sentence states that he is prepared to devote more time to your operations as may be required. Please reconcile these mutually contradictory statements.

Response:

We have revised the above mentioned paragraph starting on page 29:

As the date of this prospectus, Pack Fuerte has no permanent staff other than its sole officer and director, Mr. Bunloet Sriphanorm, who is the President and Chairman of the Company. Mr. Sriphanorm is self-employed and currently works on Pack Fuerte about 10 hours per week. He is prepared to devote more time to our operations as may be required. He is not being paid at present.

Reports to Security Holders, page 30

24.

We note your disclosure that you will not be required to furnish an annual report to shareholders. You also state that you intend to file a Form 8-A under the Exchange Act, which registers a class of securities thereunder. Note that when you register a class of securities under the Exchange Act, you will become subject to the proxy rules, including the requirement to deliver an annual report to security holders. Please revise your disclosure to better describe your obligations in this regard.

Response:

We have revised our disclosure on page 30:

After we complete this offering, we will be required to file reports with the SEC under section 13 (a) or 15(d) of the Exchange Act (supplementary and periodic information for an issuer which shall file a registration statement which has become effective pursuant to the Securities Act of 1933, as amended, shall file with the Commission, in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors). The reports will be filed electronically. The reports we will be required to file are Forms 10-K, 10-Q, and 8-K. You may read copies of any materials we file with the SEC at the SEC’s Public Reference Room or visiting the SEC’s Internet website (see “Available Information” above). The Company intends to file, in a period up to 90 days after the termination of this offering, a Form 8A making the Company a mandatory reporting issuer under the Securities and Exchange Act of 1934 as Amended.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

41

Plan of Operation, page 41

25.

Please elaborate on the steps you plan to take in each of the three phases you list here. For example, in the development stage, please explain what is involved in "developing" the product, and why you need to hire a third party to do this. In the testing phase, explain what type of testing you plan to do, and again, why you would need to hire a third party to conduct testing.

Response:

We have elaborated the steps of our Plan of Operation, starting on page 43:

Month 1 to 9:

Development phase. We plan on searching for the suitable third party Company or individual(s) to develop our product. We intend to purchase baggage (back packs, suitcases, luggage, etc), for measurements and placement of our product. The company's president will be responsible for the purchase and hiring of third party developer(s).

Developing our product consists in measuring and analyzing existing baggage (back packs, suitcases, luggage, etc) to figure out the best way to have our product in it without compromising excessive space, weight and the look of each product. At this time, we plan on having it installed on the inside back part of the baggage. Possibly we may use plastic or aluminum, due to its resistance, lower weight and durability. However, we need to consider factors like: security check points in airports (no metal), the best possible shape for the Safe (round or sharp corners, for example).

We would also need to find the best option for hinges for the top door (which would allow to insert the valuables) and for the inside door (to open and retrieve the valuables). The best way to have the doors placed and working will also need developed. We would analyze the best possibility for the openings considering the width and height, the way it would open, close and lock, without compromise too much of space.

We would need to determine the ideal thickness of the safe walls, considering the material chosen and also the cost for the installation of our product without changing too much the final appearance of the luggage.

We intend to develop third party professional developers because they would be more qualified and experienced and it would probably result in a better final product. We’d look for someone with knowledge on different materials costs, weight and resistance.

We also plan on using part of the proceeds from this phase to secure the intellectual property of our product(s).

Depending on the funds acquired through this offering (according to the percentage of shares sold), some compromises may be needed. If we can sell all shares offered herein, we’d have $16,443.10 to invest and if we can only sell 25% of the shares offered herein, we’d only have $5,343.80.

With a higher amount to be invested, we’d be able to hire a third party Company or individual(s) to develop our product with higher qualifications and experience. We’d be able to buy better/new materials and hire attorneys to secure our intellectual property.

With a lower amount to be invested, we’d only be able to hire a third party Company or individual(s) to develop our product with lower qualifications and little or no experience. We could also have to negotiate a compensation based on our licensing results, if we cannot pay for their services at that time. However, there are no guarantees that this would be accepted by the developers. We’d have to buy cheaper/used materials and hire an attorney to advise us on the process to secure our intellectual property.

Also, with more funds to be used in this phase, we could develop more types of prototypes for different types of luggage. With limited funds, we’d have to focus on only one type of luggage.

Planed use of proceeds for Development Phase	100% of shares sold	75% of shares sold	50% of shares sold	25% of shares sold
Purchase of baggage and materials	$26,743.80	$17,943.80	$9,143.80	$1,343.80
Third party contractors	$35,000.00	$25,000.00	$15,000.00	$2,500.00
Intellectual property	$15,000.00	$10,000.00	$5,000.00	$1,500.00

Month 9 to 10:

Testing phase. After our product is developed, we plan on testing it in varied circumstances. We intend to hire a third party Company to conduct the tests, if finances allow. The company's president will be responsible for finding the third party testing company and overseeing process. If necessary, he will conduct the tests.

The tests are necessary to assure quality and functionality of our final product. We plan on having the specs on size, temperature resistance, security and resistance of the Safe and locks, including shock absorption. Also important would be the final test with the end user (we would use a certain number of people to try our product).

We would need to test our product under hard circumstances (dropping it, hammering it, trying to break in, etc.), but more importantly, we are willing to consider the end user feedback and adjust our product to assure the highest quality possible.

We believe that the use of third party testing companies would be cost efficient, as it would be done in a faster and more objective, non-biased way. It is our opinion that having results from a third party would give us more credibility.

Depending on the funds acquired through this offering (according to the percentage of shares sold), some compromises may be needed. If we can sell all shares offered herein, we’d have $10,962.40 to invest and if we can only sell 25% of the shares offered herein, we’d only have $762.40.

With a higher amount to be invested, we’d be able to hire a third party Company to conduct the tests on our prototype(s).

With a lower amount to be invested, we’d have to rely on acquaintances for low or no compensation and the president would be responsible for conducting all the tests.

Planed use of proceeds for Testing Phase	100% of shares sold	75% of shares sold	50% of shares sold	25% of shares sold
Hire third party testing companies	$10,963.40	$7,563.40	$4,163.40	$763.40

 Month 10 to 12:

Selling phase.  After we have fully developed and tested our products, we intend to search for baggage manufactures and license our products. We intend to license it for 15% in perpetuity of the gross sale of our products, but it will be dependent on negotiations. We intend to acquire photos of our products and email, mail and fax it to prospected buyers.

Our brochures would have all the specs of our product and a simulated cost of implementation for our clients. Our president would hire someone to develop our brochure and if no funds are available at the time, he would try and develop our brochures himself.

Depending on the funds acquired through this offering (according to the percentage of shares sold), some compromises may be needed. If we can sell all shares offered herein, we’d have $10,962.40 to invest and if we can only sell 25% of the shares offered herein, we’d only have $1,143.10.

With a higher amount to be invested, we’d be able to hire professional photographers and hire a third party company to help us finding possible clients. We’d also be able to reach a bigger number of prospected clients.

With a lower amount to be invested, we’d have to take our own photos of our products and we’d have to search for baggage manufactures with no help from professionals. We’d be able to reach a smaller number of prospected clients.

The Company’s president will be responsible for all negotiations.

Planed use of proceeds for Selling Phase	100% of shares sold	75% of shares sold	50% of shares sold	25% of shares sold
Search for baggage manufacture companies	$11,445.10	$8,345.10	$4,245.10	$645.10
Photos and brochure development	$5,000.00	$3,000.00	$2,000.00	$500.00

26.

As funding is critical to your ability to complete the phases of your plan of operation, please discuss what you would expect to do if you do not raise sufficient funds, including the likelihood that you would enter into a sale of the company, an acquisition of another business or other business combination.

Response:

We have inserted the 2 paragraphs below on page 46:

Because funding is critical to our ability to complete the phases of our plan of operation, in the case we are not able to raise enough funds through this offering, we would have to focus on finding another source of funds, possibly try to raise equity financing. However, being a development stage Company with no revenues to date, it could be very difficult.

We have no plans to enter into a sale of the company, an acquisition of another business or other business combination.

Capital Resources and Liquidity, page 44

27.

Please disclose the amount of funds you believe you need in order to complete all three phases of your plan of operations and thereby become operational. We note that you believe that 25% of the offering amount must be raised in order to maintain your reporting status for 12 months. We also note that you have an understanding with Mr. Sriphanonn that he will contribute up to $15,000 for this purpose. However, this does not address what funds will be necessary before the company can begin generating revenue.

Response:

We have revised our prospectus to add the information below on page 46 and

47:

We believe that we could possibly start generating revenue with the sale of at least 25% of the shares offered herein; however, we would have to compromise our Plan of Operations.  We would depend on the acceptance from the third party developers to have a compensation based on our future licensing results and we would have to focus on only one type of luggage.

28.

Please clarify whether, even if your offering is fully subscribed, you will need to raise additional funds to complete all three phases of your plan of operation. For example, we note your disclosure that "[ m ]anagement believes that if subsequent private placements are successful, we will generate sales revenue within the following twelve months thereof', which suggests that you may already believe that subsequent private placements will be necessary in order to become operational, regardless of the amount of proceeds raised in the offering.

Response:

We have revised the above mentioned paragraph on page 47:

Management believes that if we are able to raise enough funds through this offering or, if we are not able to sell enough shares and subsequent private placements are successful, we will generate sales revenue within the following twelve months thereof.

29. Clearly discuss what other sources of liquidity you would likely pursue if the offering does not provide the amount of proceeds you need to become operational. Also discuss any limitations on your ability to actually obtain liquidity from such other sources.

Response:

We have revised the paragraph below on page 47:

If this offering does not provide the amount of proceeds we need to become operational, we would have to focus on finding another source of funds; possibly try to raise equity financing. However, being a development stage Company with no revenues to date, additional equity financing could not be available to us on acceptable terms or at all, and thus we would fail to satisfy our future cash requirements; we would be unable to develop our product and generate revenue.

Directors and Executive Officers, page 45

Identification of Directors and Executive Officers, page 45

30.

Please revise to note that while you currently have one director, your by-laws as drafted require a Board composed of four directors.

Response:

As drafted, the last sentence from the Article II (2) from our Bylaws, states that: “…Unless otherwise fixed by the directors, the number of directors constituting the entire Board shall be four.”

We have included, as an amendment, the Resolution of the Board of Directors amending the item 2 of the Article II of our Bylaws, the number of directors constituting the entire Board shall be one.

31.

Please disclose the fact that Mr. Sriphanonn, the sole member of your Audit Committee, is not independent, and the applicable standard for independence. See Item 407(a) of Regulation S-K.

Response:

We have disclosed, on page 48:

Mr. Sriphanorm is the sole member of our Audit Committee; therefore he is not independent of the Company. However, Mr. Sriphanorm is not related to any national securities exchange or inter-dealer quotation system. He is not being paid by the Company as of the date of this prospectus and is not expected to be paid until the Company becomes profitable. No compensation has been and will not be given to him until the Company is profitable.

32.

Please correct the statement that Mr. Sriphanonn has held his office and directorship since the inception of the Company. Disclosure elsewhere in the prospectus indicates that Mr. Peralta held Mr. Sriphanorm's office and directorship at the inception of the company.

Response:

We have corrected the statement on page 49:

The person named above has held his offices/positions since November 26, 2012 and is expected to hold his offices/positions at least until the next annual meeting of our stockholders.

Business Experience, page 45

33.

Please expand the description of Mr. Sriphanonn's background to highlight his relevant experience and level of professional competence. Refer to Item 401 (e)(1) of Regulation S-K. Disclosure that indicates Mr. Sriphanorm's knowledge about the Company's business and industry are particularly helpful in understanding his qualifications to serve as the Company's sole officer and director.

Response:

We have expanded the description of Mr. Sriphanorm’s background on page 49:

We believe Mr. Sriphanorm is competent to act as our president because of his self-employment experience and his understanding on how to deal with contractors. Due to his experience in searching for and buying auto body parts, we believe he will be able to purchase all the necessary materials for us and give his professional direction on building the products.

Mr. Sriphanorm has a personal interest in developing our products, as he was a victim of petty theft.

Executive Compensation, page 46

Security Ownership of Certain Beneficial Owners and Management, page 48

34.

We note footnote one to the table presented under this heading. As no person is named above that footnote, please clarify to whom or what the footnote pertains. Please also elaborate on your statement that Mr. Sriphanonn is the only "promoter" of your company. Please disclose why Mr. Sriphanonn may be considered a promoter, and please supplementally provide us with an analysis of whether Mr. Peralta may be considered a promoter

Response:

We have capitalized Mr. Bunloet Sriphanorm’s name in the table on page 51 and revised the footnote on page 52:

[1] The person named in the above table may be deemed to be a “promoter” of our Company because acting alone, directly or indirectly he may take initiative in founding and organizing our business or enterprise. However, he did not and will not directly or indirectly receive in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the Company or 10 percent or more of the proceeds from the sale of any class of such securities. Mr. Sriphanorm is the only “promoter” of our Company and Mr. Peralta has not been and will not be a “promoter” of Pack Fuerte, Inc.

Certain Relationships and Related Transactions, page 49

35.

Please discuss the $1,004 loan to the Company made by Mr. Sriphanonn under this heading, or supplementally provide your analysis of why a discussion of this loan is unnecessary. Note that smaller reporting companies must discuss related party transactions where the amount involved exceeds the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two fiscal years. Please see Items 404(a)(5) and 404(d)(1) of Regulation S-K.

Response:

We have disclosed, on page 52:

The $1,004 loan to the Company made by Mr. Sriphanorm consists of costs with Website domain and email services ($43); Incorporation costs ($636) and costs with Documentation with Secretary of State ($325). This is a non-secured loan and it has no interest and no fixed repayment date

36.

We note that you have identified Mr. Sriphanonn as a promoter in the note to your beneficial ownership table. Please discuss the nature and amount of anything of value received or to be received by him, and the nature and amount of any assets, services or other consideration that he provided to the company, as required by Item 404( c) of Regulation S-K. Please also tell us, with a view toward disclosure, whether Mr. Peralta may be considered to have been a promoter at any time during the last five years. If so, provide similar disclosures under Item 404(c) with respect to Mr. Peralta.

Response:

We have added the 3 paragraphs below  starting on page 52:

Other than the loan described on the paragraph above, there is nothing of value received or to be received by Mr. Sriphanorm,  including no amount of any assets, services or other consideration that he provided to the company.

Mr. Peralta, our Company’s former president, has not been and will not be a “promoter” of Pack Fuerte, Inc. Further, there is nothing of value received or to be received by Mr. Peralta, including no amount of any assets, services or other consideration that he may have provided to the company.

Mr. Sriphanorm is committed to provide funds (up to $15,000 for the next 12 months) to meet our report obligations. There are no binding agreements regarding this commitment and there is no guarantee Mr. Sriphanorm will lend the Company any funds.

Signatures, page 54

1.

Please provide the date for the second signature on this page. See Form S-l.

Response:

We have provided the date for the second signature on page 58.

Pack Fuerte, Inc.

/s/ Bunloet Sriphanorm

Bunloet Sriphanorm

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer